Exhibit 99.6
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20
7781 1800
Press release
Rio Tinto and Government of Guinea sign new agreement for Simandou iron ore project
22	April 2011
Rio Tinto, its subsidiary Simfer S.A. (Simfer), and the Government of Guinea have today signed a Settlement Agreement in Conakry, Guinea, that secures Rio Tinto’s mining title in Guinea and paves the way for first shipment of iron ore by mid-2015. Simfer will, however, make every reasonable effort to achieve first production by the end of 2014. This agreement relates to the southern concession of Simandou, known as blocks 3 and 4, which is the location of Rio Tinto’s declared iron ore resources in Guinea.
In recognition of the resolution of all outstanding issues and finalisation of new investment agreement terms, Simfer will pay US$700 million to the Guinean Public Treasury upon promulgation of Presidential Decrees granting its mining concession and the approval of the proposed Chalco and Rio Tinto Simandou joint venture.
The parties have agreed that the terms of the Settlement Agreement will not be affected by any changes introduced by the Government of Guinea as a result of its current review of the Mining Code or any future reviews.
Sam Walsh, chief executive, Rio Tinto Iron Ore said “Today’s agreement gives us the certainty we need to allow us to invest and move forward quickly so we can bring this great resource into production and deliver its benefits to the Guinean people and Simfer stakeholders. This is a major project and a significant undertaking and we expect a total investment of more than US$10 billion to bring the mine and associated infrastructure on stream.
“I would like to extend my personal thanks to the Government of Guinea for engaging so constructively with us to reach this agreement. We look forward to working with them on the project and welcome their aspiration to develop a State mining enterprise that capitalises on the value of Guinea’s resources for all of Guinea.
“We also welcome the Government of Guinea’s commitment to implement and uphold the principles and criteria relating to the Extractive Industries Transparency Initiative (EITI). The EITI aims to strengthen governance by improving transparency and accountability in the extractive sector and Rio Tinto has actively supported it since its inception in 2002.
“I would also like to acknowledge the excellent support of Chinalco during the negotiation of the final agreement and we look forward to partnering with Chalco in developing both the mine and infrastructure.”
Cont.../

Continues	Page 2 of 3
Key terms of the Settlement Agreement
Government stake
The Government of Guinea has the right to take a stake of up to 35 per cent in the project, including 15 per cent at no cost to the Government, as follows:
•	From the grant of the Presidential Decrees: 7.5 per cent non-contributing stake and 10 per cent fully contributing stake at historic cost in the mining project
•	Five years from the grant of the Presidential Decrees: a further 7.5 per cent non-contributing stake
•	15 years from the grant of the Presidential Decrees: five per cent fully contributing stake at market value
•	20 years from the grant of the Presidential Decrees: five per cent fully contributing stake at market value.
The Government of Guinea plans to set up a state mining company to hold its stake.
Tax and royalties
A stabilised fiscal regime has been agreed by the parties that will apply for the lifetime of the mine. There will be an income tax holiday of eight years from the first taxable profit, followed by a general tax rate of 30 per cent. Royalties will be payable at 3.5 per cent FOB for all exported ore. Simfer will also be exempt from withholding tax on dividends. All imported goods used for construction and maintenance will be exempt from VAT and Customs duty.
Infrastructure
A new rail line through Guinea and a new Guinean port will be constructed to transport ore from mine to ship. The infrastructure will be jointly owned by the Government of Guinea and the other Simfer partners, with the Government able to hold a maximum stake of 51 per cent. Participants in the infrastructure joint venture will be required to fully fund their proportion of the infrastructure capital cost.
The new infrastructure joint venture will appoint Simfer as operator for the rail and port. The rail line will be available for passenger and freight trains and Simfer, as operator of the joint venture, may haul other mineral producers’ ore subject to commercial agreement. Simfer will have the status of a foundation customer, and will therefore retain priority use of the infrastructure.
The infrastructure will revert to Government ownership once it is fully amortised, after 25 and before 30 years. Simfer will retain its status as a foundation customer. On transfer of the project infrastructure to the Government, it will put the management of the infrastructure to international tender. Simfer will be one of the parties invited to tender. Any user charges for access to Simfer will reflect its status as a foundation customer.
Notes to editors
The current interest in the Simandou project is held by Rio Tinto subsidiary Simfer whose shareholders are Rio Tinto (95%) and the International Finance Corporation (IFC), a member of the World Bank Group (5%).
Once the JV agreement with Chalco is complete, Rio Tinto’s 95 per cent interest in Simfer will be held in the new JV. Chalco will acquire a 47 per cent interest in the new JV by providing US$1.35 billion on an ongoing earn-in basis within several years.
Once Chalco has earned-in its US$1.35 billion, the effective interests of Rio Tinto and Chalco in Simfer will be 50.35 per cent and 44.65 per cent respectively. The remaining five per cent will be owned by the International Finance Corporation (IFC), a member of the World Bank Group that provides financing to private sector projects.
Cont.../

Continues	Page 3 of 3
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Simon Ellinor
Office: +61 (0)3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811
Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media